NEWS RELEASE

WHEATON RIVER MINERALS LTD.

Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, B.C. V6C 3L6
Ph: (604) 696-3000 Fax (604) 696-3001

FOR IMMEDIATE RELEASE

  Toronto Stock Exchange:  WRM

August 26, 2004

American Stock Exchange:  WHT

WHEATON ACKNOWLEDGES RECEIPT OF COEUR OFFER AND ADVISES SHAREHOLDERS NOT TO TAKE ANY ACTION UNTIL FURTHER NOTICE FROM WHEATON

Wheaton River Minerals Ltd. (“Wheaton”) today acknowledged receipt of the unsolicited offer made by Coeur d’Alene Mines Corporation (“Coeur”) for its common shares.

As previously announced, the Board of Directors of Wheaton has appointed a Special Committee of directors who are independent of Wheaton management.  The Special Committee has engaged Orion Securities Inc. to act as its independent financial advisers.

Ian Telfer, Chairman and Chief Executive Officer of Wheaton stated: “While the Special Committee of Wheaton’s Board of Directors will carefully consider the Coeur offer and make recommendations to the full Board, based upon the fact that fewer than 1% of Wheaton’s shares were deposited to Coeur’s U.S. tender offer, it appears that there is no interest in this transaction.”

Wheaton advises shareholders not to deposit any common shares of Wheaton to the Coeur offer and not to take any other action concerning the offer until shareholders have received further communications from the Board of Directors of Wheaton.

After receiving the report and recommendations of the Special Committee, the Board will issue a Directors’ Circular concerning the Coeur offer.  The Directors’ Circular will contain important information including the Special Committee’s views concerning the Coeur offer and the Board’s recommendation as to whether Wheaton shareholders should accept or reject the Coeur offer.

Wheaton also announced that completion of its Silver Wheaton transaction will proceed and is scheduled to close on September 9, 2004.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at (604) 696-3011 or email at ir@wheatonriver.com or visit www.wheatonriver.com.